SUPPLEMENT
To Prospectus Supplement dated December 23, 1998

$254,490,348 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
Mortgage Pass-Through Certificates, Series 1998-ALS2

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On December 30, 1998, the Structured Asset Securities Corporation Mortgage Pass-Through Certificates, Series 1998-ALS2 (the "Certificates") were issued in an original aggregate principal amount of approximately $254,490,348. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of December 1, 1998 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, and U.S. Bank National Association, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The Date of this Supplement is December 17, 2003.

STRUCTURED ASSET SECURITIES CORP.
MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 1998-ALS2

REPORTS TO CERTIFICATEHOLDERS

Distribution Date: **November 25, 2003**

Class	Original Certificate Face Value	Beginning Certificate Balance	Principal Distribution	Class Accrued Interest Distributed	Realized Loss of Principal Allocated	Net Prepayment Interest Shortfall	Current Interest Shortfall	Outstanding Interest Shortfall	Ending Certificate Balance
1-A1	$193,883,000.00	$37,109,037.24	$11,133,366.67	$208,738.33	$0.00	$0.00	$0.00	$0.00	$25,975,670.57
1-AP (1)	$705,935.00	$237,767.95	$87,912.62	$0.00	$0.00	$0.00	$0.00	$0.00	$149,855.33
2-A1	$41,477,000.00	$298,962.42	$298,962.42	$1,681.66	$0.00	$0.00	$0.00	$0.00	$0.00
2-AP (1)	$248,313.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
B1	$8,439,000.00	$8,014,821.42	$403,935.54	$45,083.37	$0.00	$0.00	$0.00	$0.00	$7,610,885.88
B2	$6,751,000.00	$6,411,667.18	$323,138.86	$36,065.63	$0.00	$0.00	$0.00	$0.00	$6,088,528.32
B3	$2,986,000.00	$2,835,911.41	$142,925.88	$15,952.00	$0.00	$0.00	$0.00	$0.00	$2,692,985.53
B4	$1,687,000.00	$1,602,204.49	$80,748.81	$9,012.40	$0.00	$0.00	$0.00	$0.00	$1,521,455.68
B5	$1,298,000.00	$1,232,757.21	$62,129.20	$6,934.26	$0.00	$0.00	$0.00	$0.00	$1,170,628.01
B6	$2,211,045.34	$588,969.71	$29,682.54	$6,092.54	$0.00	$0.00	$0.00	$0.00	$559,287.17
R	$100.00	$100.00	$100.00	$0.56	$0.00	$0.00	$0.00	$0.00	$0.00
	$259,686,393.34	$58,332,199.03	$12,562,902.54	$329,560.75	$0.00	$0.00	$0.00	$0.00	$45,769,296.49

(1) Classes 1-AP and 2-AP are principal only securities and will not receive interest payments
Note: Class B6 Interest includes Principal Recoveries on prior losses of $2,779.59

Class	Cusip	Beginning Balance	Principal Distribution	Interest Distribution	Realized Loss of Principal Allocated	Remaining Balance	Current Period Pass-Through Rate
1-A1	863572XU2	191.39912855	57.42311946	1.07662007	0.00000000	133.97600909	6.75000%
1-AP	863572XV0	336.81280854	124.53359020	0.00000000	0.00000000	212.27921834	NA
2-A1	863572XW8	7.20790848	7.20790848	0.04054440	0.00000000	0.00000000	6.75000%
2-AP	863572XX6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	NA
B1	863572XY4	949.73591895	47.86533239	5.34226449	0.00000000	901.87058656	6.75000%
B2	863572XZ1	949.73591764	47.86533254	5.34226485	0.00000000	901.87058510	6.75000%
B3	863572YA5	949.73590422	47.86533155	5.34226390	0.00000000	901.87057267	6.75000%
B4	863572YC1	949.73591583	47.86532899	5.34226437	0.00000000	901.87058684	6.75000%
B5	863572YD9	949.73590909	47.86533128	5.34226502	0.00000000	901.87057781	6.75000%
B6	863572YE7	266.37613410	13.42466365	2.75550206	0.00000000	252.95147046	6.75000%
R	863572YB3	1000.00000000	1000.00000000	5.60000000	0.00000000	0.00000000	6.75000%

STRUCTURED ASSET SECURITIES CORP.
MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 1998-ALS2

REPORTS TO CERTIFICATEHOLDERS

Trust Agreement Dated December 1, 1998

(Pursuant to Section 4.03)

	Group 1	Group 2	Total
i) Beginning Aggregate Scheduled Principal Balance	$54,408,674.12	$3,923,526.02	$58,332,200.14
Scheduled Principal	$52,020.24	$3,829.42	$55,849.66
Curtailments	$14,306.37	$551.33	$14,857.70
Paid in Full	$11,171,262.80	$1,320,932.52	$12,492,195.32
Liquidation Proceeds	$0.00	$0.00	$0.00
Insurance Proceeds	$0.00	$0.00	$0.00
Realized Loss	$0.00	$0.00	$0.00
Ending Aggregate Scheduled Principal Balance	$43,171,084.71	$2,598,212.75	$45,769,297.46

ii) Aggregate Advances	Group 1	Group 2	Total
Principal Advances	$51,668.75	$9,942.21	$61,610.96
Interest Advances	$251,263.57	$49,896.97	$301,160.54

iii) Realized Losses

Current:

	Realized Losses		Special Hazard Loss Amount		Fraud Loss Amount		Bankruptcy Loss Amount	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Group 1	0	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Group 2	0	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total	0	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Cumulative:

	Realized Losses		Special Hazard Loss Amount		Fraud Loss Amount		Bankruptcy Loss Amount	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Group 1	12	$1,241,749.20	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Group 2	1	$288,469.57	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total	13	$1,530,218.77	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Loss Limits:	NA	$1,732,078.44	$1,057,951.14	$100,000.00

	Group 1	Group 2	Total
iv) Servicing Fee	$13,602.14	$980.88	$14,583.02
Master Servicing Fee	$906.81	$65.39	$972.20
Trustee Fee	$306.09	$22.06	$328.15

STRUCTURED ASSET SECURITIES CORP.
MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 1998-ALS2

REPORTS TO CERTIFICATEHOLDERS

v) Mortgage Loans Outstanding and Delinquency Information

	Outstanding Loans		31-60 Days Delinquent		61-90 Days Delinquent		91 Days or More Delinquent	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Group 1	268	$43,171,084.71	7	$1,067,312.73	2	$305,341.96	3	$1,056,174.61
Group 2	13	$2,598,212.75	0	$0.00	0	$0.00	1	$153,295.39
Total	281	$45,769,297.46	7	$1,067,312.73	2	$305,341.96	4	$1,209,470.00

vi) Delinquency Information for Mortgage Loans in Foreclosure Proceedings

	31-60 Days Delinquent		61-90 Days Delinquent		91 Days or More Delinquent	
	Count	Balance	Count	Balance	Count	Balance
Group 1	0	$0.00	0	$0.00	0	$0.00
Group 2	0	$0.00	0	$0.00	1	$481,168.15
Total	0	$0.00	0	$0.00	1	$481,168.15

vii) Mortgage Loans in REO Property

	Group	Loan Number	Principal Balance	Deemed Principal Balance
	Group 1 Total		$0.00	$0.00
	Group 2 Total		$0.00	$0.00
	Total		$0.00	$0.00

viii) Deleted and Qualifying Sustitute Mortgage Loans

	Group	Deleted Loan Number	Deleted Principal Balance	Substitute Loan Number	Substitute Principal Balance
	None	None	None	None	None

	Group 1	Group 2	Total
ix) Accrued and Unpaid Principal	$0.00	$0.00	$0.00
Accrued and Unpaid Interest	$0.00	$0.00	$0.00

x) Purchased Mortgage Loans | Group | Loan Number | Principal Balance |

RECONCILIATION REPORT		
	ISSUE DATE :	30-Dec-98
Structured Asset Securities Corp.	DISTRIBUTION DATE:	25-Nov-03
Mortgage Pass-Through Certificates, Series 1998-ALS2	DETERMINATION DATE:	18-Nov-03
	RUN DATE:	21-Nov-03
		09:25 AM

I. CASH RECONCILIATION

A. Computed Information

Total Collections - per Servicer Report	A	12,892,791.44
Total Advances - per Servicer Report		0.00
		12,892,791.44

B. Cash Receipts from Servicer, net of service fees	B	12,892,791.44

Difference between A and B	0.00

II. DISTRIBUTION SUMMARY AND RECONCILIATION

A. Amounts Distributed:

Trustee Fee	328.15
1-A1 Interest Distribution	208,738.33
1-A1 Principal Distribution Amount	11,133,366.67
1-AP Principal Distribution Amount	87,912.62
1-AP Deferred Amount	0.00
2-A1 Interest Distribution	1,681.66
2-A1 Principal Distribution Amount	298,962.42
2-AP Principal Distribution Amount	0.00
2-AP Deferred Amount	0.00
B1 Interest Distribution	45,083.37
B1 Principal Distribution Amount	403,935.54
B2 Interest Distribution	36,065.63
B2 Principal Distribution Amount	323,138.86
B3 Interest Distribution	15,952.00
B3 Principal Distribution Amount	142,925.88
B4 Interest Distribution	9,012.40
B4 Principal Distribution Amount	80,748.81
B5 Interest Distribution	6,934.26
B5 Principal Distribution Amount	62,129.20
B6 Interest Distribution	6,092.54
B6 Principal Distribution Amount	29,682.54
R Interest Distribution	0.56
R Principal Distribution Amount	100.00

	A.	12,892,791.44

B. Amounts Available:

Cash Receipts from Servicer, net of service fees	B.	12,892,791.44

Difference between A and B	0.00